SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

or

☐        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to              .

Commission file number (of issuer):  1-5667

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cabot Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabot Corporation

Two Seaport Lane, Suite 1300

Boston, Massachusetts 02210-2019

Report of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm as of December 31, 2005

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule* as of December 31, 2006

Form 5500, Schedule H, Part IV, Line 4I – Schedule of Assets (Held at End of Year)

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Cabot Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Cabot Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan for the year ended December 31, 2005 were audited by other auditors whose report, dated June 23, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the financial statements include an investment valued at $222,501,907 as of December 31, 2006 whose fair value has been estimated by management in the absence of a readily determinable fair value.  Management’s estimate is based on a valuation provided by an independent appraiser.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 26, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Cabot Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of the Cabot Retirement Savings Plan (the “Plan”) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 23, 2006

Cabot Retirement Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2006

	Allocated	Unallocated	Total
Assets
Investments	$392,884,539	$132,607,044	$525,491,583
Employer contribution receivable	—	—	—
Total assets	392,884,539	132,607,044	525,491,583
Liabilities
Current portion of notes payable	—	4,087,755	4,087,755
Long-term portion of notes payable	—	33,007,595	33,007,595
Total liabilities	—	37,095,350	37,095,350
Net assets available for benefits	$392,884,539	$95,511,694	$488,396,233

See notes to financial statements.

Cabot Retirement Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2005

	Allocated	Unallocated	Total
Assets
Investments	$350,240,219	$124,523,382	$474,763,601
Employer contribution receivable	387,925	—	387,925
Total assets	350,628,144	124,523,382	475,151,526

Liabilities
Current portion of notes payable	—	3,765,735	3,765,735
Long-term portion of notes payable	—	37,095,350	37,095,350
Total liabilities	—	40,861,085	40,861,085
Net assets available for benefits	$350,628,144	$83,662,297	$434,290,441

See notes to financial statements.

Cabot Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

	Allocated	Unallocated	Total
Additions
Interest and dividend income	$16,806,650	$2,980,813	$19,787,463
Net appreciation in fair value of investments	38,936,569	24,309,695	63,246,264
Share allocation of Cabot Corporation common and preferred stock, at fair value	15,000,894	—	15,000,894
Transfer of forfeitures from allocated	—	1,520,000	1,520,000
Employer contributions	962,101	2,537,447	3,499,548
Employee contributions	11,325,760	—	11,325,760
Total additions	83,031,974	31,347,955	114,379,929
Deductions
Benefits paid to participants	39,239,865	—	39,239,865
Interest expense	—	3,272,318	3,272,318
Redemption fees	15,714	—	15,714
Transfer of forfeitures to unallocated	1,520,000	—	1,520,000
Share allocation of Cabot Corporation common and preferred stock, at fair value	—	15,000,894	15,000,894
Share allocation of Cabot Corporation preferred stock for dividend payment	—	1,225,346	1,225,346
Total deductions	40,775,579	19,498,558	60,274,137
Net increase	42,256,395	11,849,397	54,105,792
Net assets available for benefits
Beginning of year	350,628,144	83,662,297	434,290,441
End of year	$392,884,539	$95,511,694	$488,396,233

See notes to financial statements.

Cabot Retirement Savings Plan

Notes to Financial Statements

1.          Description of the Plan

General

Cabot Corporation (the “Company”) initially adopted the Cabot Corporation Employee Stock Ownership Plan (the “ESOP”) in 1988.  As of December 31, 2000, the Cabot Retirement Incentive Savings Plan (the CRISP) and the Cabot Employee Savings Plan (the CESP) were merged with and into the ESOP.  The combined amended and restated plan, overall considered to be a defined contribution plan, was renamed the Cabot Retirement Savings Plan (the “Plan”). The Plan has two components, a 401(k) plan and an Employee Stock Ownership Plan (“ESOP”). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

All U.S. employees of the Company and its participating subsidiaries (except certain temporary and leased employees) are eligible to participate in the Plan beginning on the later of the first day of employment or the date the employee is included in an employee group which participates.

Employee Contributions

By means of a salary reduction arrangement a participant may make contributions to his or her account.  Participants may elect to contribute, through a payroll deduction, up to 50% of their U.S. eligible compensation on a before-tax basis, an after-tax basis, or a combination thereof, subject to certain limitations under the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Company Contributions

In addition to any discretionary contributions, the Company’s contribution’s are primarily in the forms of both (i) a matching contribution of shares in the Cabot common stock fund or the Cabot preferred stock fund (the Company matching contribution), and (ii) a Cabot preferred stock allocation (the ESOP allocation).  These contributions are calculated and recorded on the last business day of the calendar quarters.

Other than under certain collective bargaining agreements, the Company matching contribution is equal to 75% of a participant’s eligible before-tax and after-tax contributions, up to 7.5% of the participant’s eligible compensation.

For the ESOP allocation each quarter a total of 742.574 shares of preferred stock are allocated among eligible participants.  The allocation to each participant is based on the value of Cabot preferred stock, the number of shares allocated as dividends and total eligible compensation, and is generally between 4% and 8% of a participant’s eligible compensation.  In instances where a participant allocation is less than 4% of eligible compensation, the Company is required to remit a contribution to provide a minimum allocation of 4% of eligible compensation.  Participant allocations greater than 8% of eligible compensation are used to fund the Company matching contribution.  In the event there is a surplus after both allocations to participants in an amount of 8% of eligible compensation and the Company matching contribution have been made, the surplus is contributed to participants based on total eligible compensation.  An allocation is made to the accounts of participants who are employed on the last business day of the calendar quarter or who have retired, died, or become totally and permanently disabled during the quarter.

Preferred stock to be allocated in future periods and held by the Plan is reflected as unallocated assets in the statement of net assets available for benefits.

As discussed in Note 5, the Company also remits debt service contributions to the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of the Company preferred stock and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined, with the exception of the ESOP allocation, which is based on a participant’s eligible earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding Policy

In calendar year 2006, the total addition to each participant’s account shall not exceed the lesser of either 100% of the participant’s U.S. compensation (as defined by the Code) or $44,000.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds and the Cabot Common Stock Fund as investment options for participants.

The preferred stock allocations are recorded in the Cabot Preferred Stock Fund, which invests primarily in Cabot preferred stock.

Vesting

Each participant is at all times 100% vested in his or her contributions.  Effective January 1, 2002, all salaried participants are vested in all Company contributions and earnings thereon according to the following five-year vesting schedule: 20% upon completion of two years of service, 40% upon completion of three years of service, 60% upon completion of four years of service, and 100% upon completion of five years of service.  In addition, a participant’s entire account balance becomes 100% vested and payable upon the participant’s attainment of age 65, or upon the participant’s early retirement (defined as age 55 with 10 years of service to the Company), disability or death.

Benefits

The Plan requires other than under certain collective bargaining agreements, all participant benefits to be paid in the form of a lump sum distribution.

A participant may also withdraw up to 100% of before-tax contributions upon showing a financial hardship exists, but only after the participant has withdrawn all other vested benefits from the Plan and the maximum loan has been made from the participant’s account.  Participants with after-tax contributions may elect to withdraw these amounts at any time.

If a participant leaves the Company before retirement for any reason other than death or total and permanent disability, and his or her account balance is $5,000 or less, upon such termination he or she will receive the vested portion of his or her account balance in a lump sum distribution.

A participant may elect to defer payment of a benefit until April 1 following the year that the participant reaches age 70½.

Participant Loans

Participants may obtain loans from the Plan in an amount not to exceed, in the aggregate, the lesser of $50,000 or 50% of the total vested amount in the participant’s account.  Each loan must be paid in full within five years through payroll deductions and is secured by the participant’s remaining account balance.  The Plan provides that loans may bear interest at reasonable rates as determined by the Benefits Committee of Cabot Corporation. The interest rate is currently the prime rate plus 2%, and is adjusted quarterly to reflect changes in the prime rate. Interest rates on outstanding loans as of December 31, 2006 ranged from 6.00% to 10.25%.

2.         Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risk and Uncertainties

The Plan allows for various investment options (as selected by the Plan administrator) in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value.

Investments in common stock traded on a national securities exchange are valued at the last reported sale price on the last business day of the year.  Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The preferred stock, whose fair value at December 31, 2006 and 2005 was $222,501,907 and $224,568,027, respectively represents approximately 42% and 47% of investments, is considered to be an alternative investment and is valued by an independent appraiser.  The value of the preferred stock depends primarily on the Company’s common stock value.

The short-term investment funds are carried at cost which approximates market value.  Participant loans are valued at the outstanding loan balance which also approximates market value.

Income Recognition

Purchases and sales of securities are reflected on a trade date basis.  Gains or losses on sales of securities are based on average cost.

Dividend income is reported on the ex-dividend date.  Interest income is recorded as earned on the accrual basis.

The Plan presents in the statement of changes in net assets the net realized and unrealized appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

3.         Investments

The fair value of investments held by the Plan by general type are as follows:

	December 31,
	2006		2005
	Allocated	Unallocated	Allocated	Unallocated

Common stocks	$29,533,953	$—	$35,644,674	$—
Preferred stocks	89,894,863	132,607,044	100,044,645	124,523,382
Mutual funds	271,017,103	—	212,094,467	—
Participant loans	2,438,620	—	2,456,433	—
	$392,884,539	$132,607,044	$350,240,219	$124,523,382

The fair value of investments held by the Plan that exceed 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31,
	2006		2005
	Allocated	Unallocated	Allocated	Unallocated

Vanguard Windsor II Fund	$41,410,091	$—	$32,350,302	$—
Vanguard Wellington Fund	42,625,744	—	33,767,586	—
Cabot Common Stock Fund	29,533,953	—	35,644,674	—
Cabot Preferred Stock Fund	89,894,863	132,607,044	100,044,645	124,523,382
Vanguard 500 Portfolio Fund	50,045,791	—	46,008,650	—
Vanguard International Growth Fund	24,471,356	—
Vanguard PRIMECAP Fund	36,481,081	—	30,628,873	—

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Preferred stock	$42,073,001
Common stock	6,129,636
Mutual funds	15,043,627
Total	$63,246,264

Each share of the preferred stock is convertible into shares of the Company’s common stock, subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an “as converted” basis.  Each share of preferred stock is convertible into 146.3782 shares of common stock as of December 31, 2006 and 2005.

The Company has the right to cause the trustee to redeem shares of preferred stock at any time at their redemption price for cash, shares of the Company’s common stock, or a combination thereof, at the Company’s option.  As of December 31, 2006, the redemption price is $1,000 per share.  In addition to the redemption price, any accrued and unpaid dividends will become payable on the redemption date.

The issued shares of preferred stock are entitled to receive preferential and cumulative quarterly dividends and rank as to dividends and liquidation prior to the Company’s common stock.

4.         Notes Payable

Notes payable consisted of the following:

	December 31,
	2006	2005
Note due 2013, 8.29%	$37,095,350	$40,861,085

In November 1988, the Plan borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of the Company’s Series B ESOP Convertible Preferred Stock.  This debt accrues interest at a rate of 8.29% per annum, and is being repaid in equal quarterly installments, with the final payment due on December 31, 2013.  This debt is collateralized by the assets in the unallocated fund and is guaranteed by the Company.

The aggregate principal amounts of notes due and payable in each of the next five fiscal years and the balance thereafter are as follows:

Year ended December 31,
2007	$4,087,755
2008	4,437,311
2009	4,816,758
2010	5,228,654
2011	5,675,771
Thereafter	12,849,101

5.         Debt Service Contributions

The Company contributes to the Plan on a quarterly basis the deficiency between dividends earned on the leveraged preferred stock and the payment due by the Plan to the lender.  These debt service contributions are recorded as unallocated employer contributions.

6.         Forfeitures

Upon termination of a participant from the Plan before being fully vested, the nonvested portion of the Company contributions is forfeited.  The Plan allows the Company to apply participant forfeitures toward the payment of the ESOP debt obligation.  During 2006, the Company used $1,520,000 of participant forfeitures toward the payment of the ESOP note.  As of December 31, 2006, available participant forfeitures totaled $12,683.

7.         Administrative Expenses

All administrative expenses associated with the operation of the Plan were paid by the Company during the year ended December 31, 2006. These costs totaled approximately $208,542.  However, under the terms of the Plan, such costs may be charged to the Plan.

8.         Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 2, 2003, that the Plan and related trust were designed in accordance with applicable Code regulations. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with applicable Code regulations and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.         Plan Termination

The Plan was established with the intention that it will continue indefinitely.  However, the Company reserves the right to suspend its contributions or to terminate the Plan at any time.  In the event the Plan is terminated, all participants become 100% vested and the assets of the Plan, after payment of any expenses, taxes or proper charges of the trustee, will be allocated in accordance with the provisions of ERISA.

10.       Party-In-Interest

The Plan’s investment options include certain mutual funds of The Vanguard Group.  Vanguard Fiduciary Trust Company is the recordkeeper and trustee of certain of the Plan’s assets and, therefore, participant investments in mutual funds within The Vanguard Group qualify as party-in-interest transactions.

In addition, the Plan invests in common and preferred stock of the Company and these transactions qualify as party-in-interest transactions.

At December 31, 2006 and 2005, the Plan held common stock of the Company, the sponsoring employer. During the year ended December 31, 2006, the Plan recorded dividend income of $559,594 related to the common stock.

At December 31, 2006 and 2005, the Plan held preferred stock of the Company, the sponsoring employer. During the year ended December 31, 2006, the Plan recorded dividend income of $4,301,644 related to the preferred stock.

Cabot Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held At End Of Year)

As of December 31, 2006

	Identity of Issuer	Description of Investment	Cost	Current Value
*	Cabot Corporation	Preferred stock of Cabot Corporation	$63,478,469	$222,501,907

*	Cabot Corporation	Common stock of Cabot Corporation	14,996,765	29,533,953

		Total Cabot Corporation stock	78,475,234	252,035,860

*	The Vanguard Group	Vanguard 500 Portfolio Fund	42,112,880	50,045,791

*	The Vanguard Group	Vanguard Explorer Fund	21,201,776	23,150,484

*	The Vanguard Group	Vanguard Extended Market Index Fund	6,544,701	7,102,389

*	The Vanguard Group	Vanguard Federal Portfolio Fund	22,333,286	22,333,286

*	The Vanguard Group	Vanguard International Growth Portfolio Fund	21,417,353	24,471,356

*	The Vanguard Group	Vanguard PRIMECAP Fund	31,075,834	36,481,091

*	The Vanguard Group	Vanguard Short-term Federal Portfolio	9,639,246	9,547,109

*	The Vanguard Group	Vanguard Total Bond Market Index Fund	14,030,674	13,849,762

*	The Vanguard Group	Vanguard Wellington Fund	39,135,181	42,625,744

*	The Vanguard Group	Vanguard Windsor II Fund	34,953,026	41,410,091

		Total mutual funds	242,443,957	271,017,103

*	Participants	Participant Loans - stated interest rates ranging from 6.00% - 10.25%* maturing at various dates through 2011.	2,438,620	2,438,620

		Total investments	$323,357,811	$525,491,583

*Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabot Retirement Savings Plan
(Name of Plan)

Date: June 26, 2007	/s/ Robby D. Sisco
Robby D. Sisco
Vice President

Exhibit Index

Exhibit Number

Exhibit 23.1	—	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2	—	Consent of Independent Registered Public Accounting Firm